March 31, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (260) 925-1733

Maurice F. Winkler, III
Chief Executive Officer
Peoples Bancorp
212 West 7th Street
Auburn, IN 46706

	Re:	Peoples Bancorp
		Form 10-K for the year ended September 30, 2004
		Form 10-Q for the period ended December 31, 2004
      File No. 0-18991

Dear Mr. Winkler:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should amend your filings and revise your future filings, beginning with your next Form
10-Q, as applicable, in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report to Shareholders - Exhibit 13

Financial Statements

Report of Independent Registered Public Accounting Firm - page 13

1. Please revise to include an audit report from your independent accountants that properly evidences the signature of the firm that issued it. Refer to Item 302 of Regulation S-T.



Note 9 - Loan Servicing - page 26
2. Please supplementally tell us and revise future filings to disclose how you determined that servicing assets are immaterial to the financial statements taken as a whole under SFAS 140. Also, supplementally provide us your SAB Topic 1:M analysis relied on in making that determination.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Isa Farhat at (202) 824-5418 or me at (202)
942-1782 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,


						Paul Cline
						Senior Accountant


??

??

??

??

Maurice F. Winkler, III
Peoples Bancorp
Page 3 of 3